UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Urgent.ly Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

916931108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 916931108

(1)	NAMES OF REPORTING PERSONS Iron Gate Management LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 920,832(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 920,832(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,832(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The shares are held of record by Iron Gate Urgently LLC (“Iron Gate Urgently”). As the manager of Iron Gate Urgently, Iron Gate Management LLC shares voting and dispositive power with respect to the shares held of record by the Iron Gate Urgently.

(2)

Based on 13,133,865 shares of common stock outstanding as of November 13, 2023 as stated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

13G

CUSIP No. 916931108

(1)	NAMES OF REPORTING PERSONS Doug Fahoury
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 920,832(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 920,832(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,832(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The shares are held of record by Iron Gate Urgently. As a member of the managing committee of Iron Gate Management LLC, the manager of Iron Gate Urgently, Mr. Fahoury shares voting and dispositive power with respect to the shares held of record by Iron Gate Urgently.

(2)

Based on 13,133,865 shares of common stock outstanding as of November 13, 2023 as stated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

13G

CUSIP No. 916931108

(1)	NAMES OF REPORTING PERSONS Ryan Pollock
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 920,832(1)
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 920,832(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,832(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The shares are held of record by Iron Gate Urgently. As a member of the managing committee of Iron Gate Management LLC, the manager of Iron Gate Urgently, Mr. Pollock shares voting and dispositive power with respect to the shares held of record by Iron Gate Urgently.

(2)

Based on 13,133,865 shares of common stock outstanding as of November 13, 2023 as stated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

13G

CUSIP No. 916931108

Item 1.

(a)	Name of Issuer:

Urgent.ly Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8609 Westwood Center Drive, Suite 810

Vienna, Virginia 22182

Item 2.

(a)	Name of Persons Filing:

(1) Iron Gate Management LLC (“Iron Gate Management”);

(2) Ryan Pollock; and

(3) Doug Fahoury (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is:

842 W. South Boulder Road, Suite 200

Louisville, Colorado 80027

(c)	Citizenship:

(1) Delaware

(2) USA

(3) USA

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share

(e)	CUSIP Number:

916931108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 920,832

Iron Gate Urgently is the holder of record of 920,832 shares of common stock. Iron Gate Management is the manager of Iron Gate Urgently. The managing committee of Iron Gate Management is composed of Messrs. Fahoury and Pollock. By virtue of the relationship described above, each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by Iron Gate Urgently.

Mr. Pollock is a member of the board of directors of the Issuer.

(b)	Percent of class: 7.0%

13G

CUSIP No. 916931108

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0 shares

(ii)	Shared power to vote or to direct the vote

920,832 shares (see Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of

0 shares

(iv)	Shared power to dispose or to direct the disposition of

920,832 shares (see Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP No. 916931108

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

IRON GATE MANAGEMENT LLC

By:	/s/ Doug Fahoury
Name:	Doug Fahoury
Title:	Manager

RYAN POLLOCK

/s/ Ryan Pollock

DOUG FAHOURY

/s/ Doug Fahoury

Exhibits

Exhibit 99: Joint Filing Agreement